                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.  5)*

                             Customedix Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        232038 20 8
                   ------------------------------------------
                                 (CUSIP Number)

     Martin L. Schulman, c/o Jeneric/Pentron, Inc., 53 N. Plains Ind. Rd., Wallingford, CT 06492 (800) 243-3969
    -----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 3, 1995
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 232038 20 8                                  Page   2   of   3   pages
          ---------------                                   -----    -----


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Martin L. Schulman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      / /
    TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.


 NUMBER OF      7   SOLE VOTING POWER  0 shares.  Mr. Schulman has no beneficial
   SHARES           ownership of any shares of the issuer.
BENEFICIALLY
  OWNED BY      8   SHARED VOTING POWER
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER  0 shares.  Mr. Schulman has no
  PERSON            beneficial ownership of any shares of the issuer.
   WITH
                10  SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares. Mr. Schulman has no beneficial ownership of any shares of the issuer.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%. Mr. Schulman has no beneficial ownership of any shares of the issuer.

14  TYPE OF REPORTING PERSON*
                              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5.     Interest in Securities of the Issuer.

On May 1, 1995, the reporting person sold all of his shares of common stock of the issuer (394,328 shares), to the issuer at a price of $1.50 per share. Payment for the shares was made by delivery of the issuer's subordinated promissory note. The promissory note accrues interest (non-compounded) at 8% per annum, with monthly payments of principal and interest to commence January 1, 2003 and continue until December 31, 2014.



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The reporting person's sale of shares to the issuer was executed pursuant to an employment agreement, a copy of which is attached as an exhibit hereto. The Employment Agreement is an eight year employment agreement for Mr. Schulman's services with a subsidiary of the issuer, with a consulting agreement for up to 12 years after the eight year employment period.



Item 7.     Materials to Be Filed as Exhibits.

1 of 1.     Employment Agreement between Mr. Martin L. Schulman,
Jeneric/Pentron, Incorporated, a subsidiary of the issuer, and Customedix Corporation, effective January 1, 1995, executed May 1, 1995.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                       Martin L. Schulman

Dated: May 3, 1995

                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT, effective as of the 1st day of January, 1995, between JENERIC/PENTRON INCORPORATED, a Connecticut corporation (hereinafter referred to as the "Corporation") and MARTIN L. SCHULMAN (hereinafter referred to as the "Executive"):

                              W I T N E S S E T H:

         WHEREAS, the Corporation desires to continue the employment of the Executive, and the Executive desires to continue his employment, on the terms herein contained;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:


         1. Term of Employment; Conditions. The Corporation shall employ the Executive in an executive capacity and, in its discretion, as an officer and/or as a Director; in addition to the duties and responsibilities of the Executive as set forth in this Agreement, the Executive shall, without additional compensation therefor, if elected, serve as a Director and as President and Chief Operating Officer of Customedix Corporation, the parent of the Corporation. The Executive shall so serve the Corporation, for the eight
(8) year period beginning January 1, 1995 and ending December 31, 2002. The Executive, subject to the direction and control of the Board of Directors of the Corporation, shall use his best efforts to promote the interests of the Corporation, to serve in the above listed offices and to hold and serve in such other

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offices in the Corporation to which, from time to time, he may be elected or appointed. The Executive shall also serve as a Director and officer of such of the related companies of the Corporation which shall have duly elected or appointed him as such; furthermore, the Executive agrees that in lieu of a part or all of the obligations of his current position, he will serve as the primary executive, manager or administrator of any such related company as the Board of Directors of the Corporation shall determine. The Executive's headquarters and principal place of activity shall not, without his written consent, be moved from the New Haven or Fairfield county, Connecticut area.


         2.      Compensation.

                 (a) The Corporation shall compensate the Executive for the services to be rendered by him hereunder, including, except as otherwise provided in Paragraph 16 hereof, all services to be rendered as a Director and officer of the Corporation and its related companies, at the rate of not less than Two Hundred Ninety-One Thousand One Hundred Twenty-Two ($291,122.00) Dollars per annum for each year during the term of this Agreement. Provided, however, that commencing January 1, 1999, the Corporation in its sole discretion, but in each instance subsequent to at least thirty (30) days prior written notice (which notice shall set forth the revised obligations and compensation of the Executive), shall be entitled to reduce the employment obligations, duties and time expenditure of the Executive by ten (10%) percent of that of 1998 and an additional ten (10%) percent (measured against 1998) in each year thereafter, and to reduce compensation pursuant to subparagraphs 2(a) and 2(c) (reference to subparagraph 2(c) herein and hereafter in this Agreement shall include and incorporate


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

subparagraph 16(a)) hereof commensurately; thus, at a maximum, the result of such reductions shall be as follows:


                          (i)      1999 = 1998 employment obligations - 10%;
subparagraphs 2(a) and 2(c) compensation payable 1999 - 10%;

                          (ii)     2000 = 1998 employment obligations - 20%;
subparagraphs 2(a) and 2(c) compensation payable 2000 - 20%;

                          (iii)    2001 = 1998 employment obligations - 30%;
subparagraphs 2(a) and 2(c) compensation payable 2001 - 30%;

                          (iv)     2002 = 1998 employment obligations - 40%;
subparagraphs 2(a) and 2(c) compensation payable 2002 - 40%;

hereafter, such reduced employment and compensation as set forth above in (i) -
(iv) shall be referenced as "quasi-full" employment.


                 (b) Commencing January 1, 1996, the compensation provided for in subparagraph (a) of this Paragraph 2 shall be adjusted annually by the cost-of-living adjustment provided generally to employees of the Corporation.

                 (c) In addition to the minimum compensation provided in subparagraph (a) of Paragraph 2 hereof, the Executive shall receive for each year during the term of this Agreement a minimum annual bonus of Twenty-Six Thousand ($26,000.00) Dollars plus such additional bonus amount as is determined pursuant to Paragraph 16(a) hereof.

                 (d) The compensation payable to the Executive pursuant to subparagraphs (a) and (b) of Paragraph 2 hereof shall be paid in equal monthly installments. The compensation payable to the Executive pursuant to subparagraph (c)


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of Paragraph 2 hereof shall be paid one-half in January and one-half in June immediately following the year with respect to which the bonus is applicable.

                 (e) Nothing in this Agreement shall be construed as precluding an increase during the term of employment of the minimum compensation provided or as limiting or restricting any benefit to the Executive, his legal representatives or beneficiaries, under any pension, profit-sharing or similar retirement plan, or under any group life or group health or accident, disability or other plan of the Corporation, now or hereafter in existence, for the benefit of its employees generally or a group of them, nor shall any payment under this Agreement be deemed to constitute payment to the Executive or his legal representatives or beneficiaries in lieu of or in reduction of any benefit or payment under such plan.

         3. Death. In the event of the death of the Executive during the term hereof, this Agreement shall terminate. In such event, the Executive's personal representatives shall be entitled to receive the compensation provided for in subparagraphs (a), (b) and (c) of Paragraph 2 hereof, and any other compensation which would have been payable to the Executive, to the end of the month in which his death occurs, and for one (1) year after the expiration of said month, but not beyond the sixty-fifth (65th) anniversary of the Executive's birth, to be paid in accordance with subparagraph (d) of said Paragraph 2.

         4. Insurance. The Corporation may elect to enter into insurance contracts with respect to the life or services of the Executive in such amounts and in such manner as it may decide, and at its expense, and the Executive shall do all acts reasonably necessary to enable the Corporation to make such contracts. Provided,


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however, the Corporation shall be obligated to pay all premiums, assessments and related costs of the life, health and disability insurance policies on the life and/or health of the Executive, which are described on Schedule 4 hereto, whether or not owned by the Executive or his assignee, the beneficiary of which has or shall be designated by the Executive, and to provide to and pay on behalf of the Executive such costs of any additional insurance which the Corporation shall hereafter provide generally to executive employees situated similarly to the Executive. Further provided that the Corporation shall continue, provide and pay for all such life, disability and medical insurance coverage, or equivalent at least equal to that set forth on Schedule 4, all on the same terms and conditions, providing that the cost thereof is substantially as set forth on Schedule 4 or equivalent, the Executive is insurable and the insurance is obtainable, and, except for medical insurance, ITT Hartford policy #U01721927 at an annual premium of Sixteen Thousand Five Hundred ($16,500.00) Dollars and then existing group insurance applicable to all Corporation employees which shall be continued during full and quasi-full employment, such obligation of the Corporation shall terminate on the earlier to occur of the termination of full or quasi-full employment of the Executive pursuant to this Agreement or the attainment by the Executive of age 65. Upon any termination of this Agreement or of the Executive's full or quasi-full employment, or upon the attainment by the Executive of age 65, the Corporation shall assign to the Executive, without charge or cost to him, its entire right, title and interest in all such life, disability and medical policies, including the cash value thereof.

         5. Disability. If on account of physical or mental disability, the Executive shall fail or be unable to perform the regular full-time or quasi-full services required by this Agreement for a continuous period of one hundred twenty (120) business days or an aggregate period of one hundred fifty
(150) business days during any one year of the term of this Agreement, the Corporation may, at its option, at any time thereafter, providing such disability continues, upon three (3) months notice to the Executive, terminate this Agreement. In such event, this Agreement shall terminate and come to an end upon the date set forth in such notice as if such date were the termination date of this Agreement. In any such event, the Executive shall be entitled to receive the compensation provided for in subparagraph (a), (b) and (c) of Paragraph 2 hereof, and any other compensation which would have been payable to the Executive, to the effective date of the termination of this Agreement as set forth in such notice, and for one (1) year after the effective date of termination of this Agreement, but not beyond the sixty-fifth (65th) anniversary of the Executive's birth, to be paid in accordance with subparagraph (d) of said Paragraph 2.

         6. Expenses. All reasonable travel and other business expenses incident to the rendering of services by the Executive on behalf of and in promoting the interests of the Corporation shall be paid by the Corporation.
If any such expenses are paid in the first instance by the Executive, the Corporation shall reimburse him therefor on proper presentation of vouchers and expense accounts.

         7. Vacation. The Executive shall be entitled to six (6) weeks' vacation during each year of the term of this Agreement, without reduction in salary or other compensation.


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

         8.      Termination .

                 (a) The Corporation may not abridge the terms of or terminate the Executive's employment except for cause, and then at the option of the Board of Directors, upon written notice given him not later than thirty
(30) days after the next meeting of the Board of Directors held subsequent to an event or occurrence constituting cause under this Agreement. For purposes of this Paragraph 8, "cause" shall mean (i) the willful failure by the Executive to perform substantially his duties hereunder, other than any such failure resulting from the Executive's disability or incapacity, or as permitted pursuant to Paragraph 7 hereof, or (ii) the willful engaging by the Executive, in his capacity as Executive employee, in gross misconduct injurious to the Corporation; in either case cause can be deemed to exist only after a resolution to such effect has been adopted by the unanimous vote of the other Directors of the Corporation then in office, after reasonable notice to the Executive and an opportunity for the Executive to be heard before the Board of Directors. For purposes of this definition, any act or failure to act by the Executive which is done, or omitted to be done, by him in good faith and with reasonable belief that his action or omission was in the best interests of the Corporation, shall not be deemed to be willful.

                 (b) The Corporation shall be deemed to have terminated the Executive's employment in violation of this Agreement if, among other things, (i) except as authorized by this Agreement, the Executive is placed in positions of lesser responsibility or prestige than those provided in Paragraph 1 hereof or (ii) except as authorized by this Agreement, the Corporation shall merge or consolidate into or sell or transfer substantially all of its assets to, or become a majority-owned subsidiary of, another corporation and the Executive is not then elected and/or appointed to positions of responsibility and prestige in any such surviving, new, or purchasing corporation equivalent to those provided in Paragraph 1 hereof.

                 (c) If the Corporation shall terminate the employment of the Executive without cause or otherwise in violation of this Agreement, the Corporation shall pay to the Executive his full compensation for the remainder of the term, periodically, as provided in subparagraphs (a) and (c) of Paragraph 2 hereof, without adjustment as provided in subparagraph (b) of Paragraph 2 hereof. There shall be no reduction of payment as a consequence of other income earned and/or received by the Executive subsequent to such termination without cause. In such event of termination without cause the Executive shall be bound during the period remaining during the term of this Agreement by, but only to the extent of and for the periods provided by, the restrictive covenant of the non-competition agreement set forth in subparagraph
(e) of this Paragraph 8.

                 (d) In addition to the compensation provided in subparagraph (c) of this Paragraph 8, in the case of termination of the employment of the Executive without cause or otherwise in violation of this Agreement, as set forth in subparagraph (c) of this Paragraph 8, or upon the expiration of the term of this Agreement the Corporation shall nevertheless retain the services of the Executive as a part-time consultant acting as an independent contractor, and the Executive shall serve as such, for a period of twelve (12) years, commencing on the earlier of (i) the effective date of termination of the full or quasi-full employment of the Executive or (ii) December 31, 2002. The Corporation shall compensate the Executive for such consulting services, and in consideration of the obligations of the Executive pursuant to subparagraph 8(e), at the rate of Six Thousand ($6,000.00) Dollars per year for services rendered subject only to rate adjustments equal to fifty (50%) percent of the cost of living increments and one hundred (100%) percent of cost of living decrements provided in subparagraph 2(b) hereof, applicable to the base year 2002, and to such additional compensation to which the parties shall agree as hereafter provided. In no event shall the Corporation be required to provide any other benefit including, but not limited to, any life, disability or health insurance or any deferred benefit. Such compensation shall be paid in equal monthly installments. In addition, all reasonable expenses incident to the rendering of such consulting services by the Executive shall be paid by the Corporation and if any such expenses are paid in the first instance by the Executive, the Corporation shall reimburse him therefor upon proper presentation of vouchers and expense accounts. During the period that the Executive shall serve as a consultant, he shall, subject to the restrictions set forth in subparagraph (e) of this Paragraph 8, be free to be employed by others or otherwise to be occupied in such endeavors as he may desire; provided that he shall be available for a reasonable number of times each year, as his schedule shall permit, at such reasonable times and places for the purposes of attending conventions, meeting with the Board of Directors or committees thereof and consulting with the highest echelon of management of the Corporation; further provided that if the Corporation shall require more than infrequent or relatively brief consulting services, and the Executive agrees to provide same, the Corporation and the Executive shall, in good faith, mutually agree, pursuant to supplemental written contract, on the amount of additional compensation to be paid by the Corporation to the Executive.





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                 (e)      The Corporation and the Executive shall also enter
into an employee fidelity and non-competition agreement which shall include a post employment period of non-competition commencing on the earlier of (i) the effective date of termination of full or quasi-full employment of the Executive or (ii) December 31, 2002, providing for such restrictive covenant against competition and other obligations, a copy of which agreement is attached as
Schedule 8(e) hereto.

                 (f) If the Executive shall die or become disabled (as that term is defined in Paragraph 5 hereof) during the period in which he is being compensated pursuant to the provisions of subparagraphs (d) and (e) of this Paragraph 8, the Corporation shall pay to the Executive or his legal representative, as the case may be, the compensation which would have been payable to the Executive in the manner and for such period of time as that provided for death or disability in Paragraphs 3 and 5 hereof.

         9. Successors, Assigns, etc. This Agreement shall inure to the benefit of and be binding upon the Corporation, its successors and assigns, including, without limitation, any corporation which may acquire all or substantially all of the Corporation's assets and business or with or into which the Corporation may be merged or consolidated, and the Executive, his heirs, executors, administrators and legal representatives.

         10. Notices. All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be deemed to have been given at the time when mailed at any general or branch United States Post Office enclosed in a registered or certified postpaid envelope and addressed as follows:





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
                 To the Corporation:       Jeneric/Pentron Incorporated
                                           53 North Plains Industrial Road
                                           Wallingford, CT  06492

                 With a copy to:           Robert S. Cooper, Esquire
                                           Zeldes, Needle & Cooper, P.C.
                                           1000 Lafayette Boulevard
                                           Bridgeport, CT  06604

                 To the Executive:         Mr. Martin L. Schulman
                                           620 S. Greenbrier Drive
                                           Orange, CT  06477

                 With a copy to:           James M. Thorburn, Esq.
                                           Brody & Ober, P.C.
                                           135 Rennell Drive
                                           Southport, CT  06490

provided, however, that any notice of change of address shall be effective only upon receipt.

         11. Automobile. In addition to reimbursement of the Executive's expenses as set forth in Paragraph 6 hereof, the Corporation shall either pay for or supply, at its expense, an automobile of Executive's choice for his use in rendering his full or quasi-full services hereunder during the term of this Agreement, and after each three (3) years of use a replacement thereof, together with a non-accountable automobile allowance in the amount of Three Thousand ($3,000.00) Dollars per year.

         12. Entire Understanding. This Agreement sets forth the entire understanding of the parties hereto and shall not be modified, amended or terminated, except by another understanding in writing executed by the parties hereto. Any previous Employment Agreement or amendment thereto shall be of no force or effect.





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
         13. Governing Law. This Agreement and all rights, obligations, and liabilities arising hereunder shall be construed and enforced in accordance with the laws of the State of Connecticut.

         14. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions.

         15. Arbitration; Attorneys' Fees. Any dispute arising from or pertaining to this Agreement shall be resolved in arbitration pursuant to the rules of and under the auspices of the American Arbitration Association, and all hearings in arbitration shall be held in Connecticut; provided, however, that notwithstanding this Paragraph 15, in the event of breach of this Agreement by the Corporation the Executive shall be entitled to commence an action in the Connecticut courts in aid of arbitration and to seek therein prejudgment remedies such as shall be provided pursuant to Connecticut law and as ordered by the court in which such action is commenced. In the event of breach of this Agreement, the breaching party agrees to pay reasonable attorneys' fees of the other party.

         16.     Additional Bonus; Agreement to Purchase Stock.

                 (a) The shares of Pentron Corporation previously owned by the Executive having been acquired in exchange for shares of Custom Energy Services, Inc. (now Customedix Corporation), the Executive shall additionally be employed hereunder as manager of the present business of Pentron Corporation, its separate existence having been terminated by its merger with the Corporation; as additional compensation for such services, the Executive shall be paid an additional minimum bonus, not to exceed Two Hundred Fifty Thousand ($250,000.00) Dollars annually, pursuant to subparagraph (c) of Paragraph 2 equal to seven (7%) percent of gross sales by the Corporation, or its successors and/or assigns, of composite and dental porcelain and ceramic products in excess of base gross sales of such products in the amount of $1,000,000.00.

                 (b) Any provision in subparagraph 16(a) to the contrary notwithstanding,

                          (i)     the Corporation in its sound discretion, and
in good faith, can at any time determine that it cannot reasonably disburse all of the compensation due to the Executive pursuant to subparagraph 16(a) and can act to defer that payment providing such payment(s) shall subsequently be made upon reasonable terms and conditions;

                          (ii)    In the event such action to defer payment is
taken when, on a consolidated basis, Customedix Corporation (the Corporation's parent) sales are in a decline and its cash flow is impaired compared to relevant previous periods, there shall be a presumption that Corporation management has acted correctly, in good faith, and is entitled to reasonable deferrals of payment; and

                          (iii)   Whenever any such action to defer payment
shall be taken, whether or not there is a presumption that Corporation management is correct, the Executive shall be entitled to contest such action and/or the specific deferral plan in arbitration pursuant to Paragraph 15 hereof, and to seek an overall determination of the rights and obligations of the parties pertaining to such deferral and/or the specific deferral plan; in any arbitration, the burden shall be on Corporation management if the above referenced presumption does not exist and the burden shall be on the Executive if such presumption does exist.





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
                 (c)      (i)     The Executive as of the date hereof owns all
right, title and interest in and to Three Hundred Ninety-Four Thousand Three Hundred Twenty-Eight (394,328) shares of the common stock of Customedix Corporation ("Customedix"); such shares are not subject to any lien or encumbrance whatsoever, and Schedule 16(c)(i) annexed hereto identifies all of such shares including designations by certificate number, a statement respecting whether each such certificate is registered, the date of issue of each such certificate, and the cost (basis) to the Executive of the shares represented by each such certificate. Upon execution of this Agreement, the Executive shall sell, assign and convey to Customedix, and Customedix shall purchase and acquire from the Executive all such shares of Customedix which the Executive owns, free and clear of all liens.\

                          (ii)    The purchase price to be paid by Customedix
to the Executive for the shares is One and 50/100 ($1.50) Dollars per share, a total of Five Hundred Ninety-One Thousand Five Hundred ($591,500.00) Dollars by delivery of a promissory note ("Promissory Note") in the form of Schedule 16(c)(ii) annexed hereto.

                          (iii)   The Executive represents that he has the full
power and authority to sell the Customedix shares, that he has taken all action required by law to sell the shares, and that he has good and marketable title to the shares, free and clear of all liens, claims or encumbrances of any nature.

                          (iv)    The Executive agrees immediately upon each
request by Customedix to subordinate the Promissory Note to any institutional lender to Customedix or the Corporation or any company affiliated with either, upon terms and conditions substantially similar to the subordination agreement annexed hereto as

Schedule 16(c)(iv); the Executive agrees, simultaneously with the execution of this Agreement, to execute the Subordination Agreement set forth as Schedule 16(c)(iv).

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                                        JENERIC/PENTRON INCORPORATED



                                        By_____________________________________
                                           Gordon S. Cohen
                                           Its Chairman
                                           Duly Authorized




                                        _______________________________________
                                        Martin L. Schulman, Executive


                                        Accepted and Agreed as to subparagraphs
                                        16(c)(i)-(iv)

                                        CUSTOMEDIX CORPORATION



                                        By_____________________________________
                                           Gordon S. Cohen
                                           Its Chairman
                                           Duly Authorized





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